Exhibit 99.28

ENEL: THE BOARD OF DIRECTORS RESOLVES TO LAUNCH A JOINT TENDER OFFER WITH ACCIONA ON ENDESA

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The CEO, Fulvio Conti, has been accorded the necessary powers to carry out the transaction.

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The price will be 41 euros per share cash plus interest accrued from 26 March 2007, and adjusted for any dividends distributed by Endesa before the results of the offer are made public.

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A number of financial transactions were approved to cover commitments related to this offer.

Rome, 9 April 2007 – The Board of Directors of Enel S.p.A (Enel) met late yesterday under the chairmanship of Piero Gnudi and resolved to launch a tender offer, which will be carried out by its subsidiary Enel Energy Europe S.r.l. (EEE) jointly with Acciona S.A. (Acciona) to acquire all of the outstanding share capital of Endesa S.A. (Endesa). The Board of Directors of Enel has also conferred upon its Chief Executive Officer, Fulvio Conti, the broadest powers required to carry out the transaction.

Among his powers, the Chief Executive Officer will set the timing and the characteristics of the offer that will be made in Spain, Chile and the United States as soon as it will be legally possible.

The launch of the joint tender offer assumes that the condition of the offer launched by E.ON A.G. (E.ON) concerning the acceptance of at least 50.01% of Endesa share capital is not met, and that E.ON does not waive such condition precedent of its offer.

The transaction will be carried out according to the terms and conditions already set in the press release of 26 March 2007, and it envisages a cash payment of 41 euros per share plus interest accrued from 26 March 2007 - the date of the agreement between Enel and Acciona.  This amount will be adjusted for any dividends distributed by Endesa before the results of the offer are made public.

In order to satisfy the financial commitments relating to the joint tender offer described above, the Board of Directors of Enel has also approved the following transactions:

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the subscription of a 35 billion euros syndicated term loan facility has been approved. The principal amount of this credit line will fully cover all financing

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,157,071,646 (at December 31, 2005) fully paid-in

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requirements related to the acquisition of Endesa’s shares by the Enel Group. This credit line is made up of three tranches consisting of:

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10 billion euros with a 1-year maturity (subject to a term-out option for a further 18 months);

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15 billion euros with a 3-year maturity;

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10 billion euros with a 5-year maturity.

The interest rate applicable to this credit line will vary depending on Enel’s rating from time to time. The credit line can be fully or partially prepaid with no penalties.

The transaction has been entirely underwritten by a group of banks made up by bookrunners Mediobanca, UBS Limited, Intesa Sao Paolo Banca IMI, Unicredit Markets & Investment Banking, Banco di Santander, which will act as bookrunners.  In the next few days the group of banks could be enlarged to include other institutions which will act as mandated lead arrangers.  Moreover, in order to refinance this transaction and to restructure the debt of the Group, the Board of Directors has also approved:

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renewal of the medium term notes programme by Enel and Enel Finance International S.A., whose amount will be raised from 10 to 25 billion euros.

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one or more Enel’s bond issues, in euros or other currency, to be placed with institutional investors by 31 December 2007 in an aggregate amount corresponding to 5 billion euros.

In this regard, the Board of Directors of Enel conferred upon its Chief Executive Officer powers to set amounts, currencies, timing and characteristics for any single issue as well as the power to apply for potential listings on the Italian stock exchange and/or foreign stock exchanges.

Enel will inform financial markets in a timely manner regarding both the actual presentation of the public offer on Endesa shares, and the financial operations related to the transaction, as soon as they are carried out by the Chief Executive Officer according to his mandate.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A.  investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A. and Acciona, S.A. regarding the proposed tender offer for Endesa, S.A. when they become available, because they will contain important information. The prospectus and certain complementary

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documentation will be filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A. and Acciona, S.A. with the SEC on the SEC’s web site at www.sec.gov.  The availability of the tender offer to Endesa, S.A.  shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

This release may contain forward-looking statements. Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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